Mail Stop 3561

August 8, 2008

Mr. Randy Moseley
Chief Financial Officer
Utilicraft Aerospace Industries, Inc.
7339 Paeso Del Volcan
Albuquerque, NM 87121

      Re: Utilicraft Aerospace Industries, Inc.
             Form 10-KSB for the fiscal year ended December 31, 2007
             File No. 333-128758

Dear Mr. Moseley:

      We have completed our review of your Form 10-KSB and have no further comments at this time.

             Sincerely,

             Joseph Foti
             Senior Assistant Chief Accountant